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SEC FILE NUMBER
000-31617

CUSIP NUMBER
92407M206

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Vermillion, Inc.

Full Name of Registrant
Ciphergen Biosystems, Inc.

Former Name if Applicable
47350 Fremont Blvd.

Address of Principal Executive Office (Street and Number)
Fremont, California 94538

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     As disclosed in a Current Report on Form 8-K, filed on March 31, 2009 by Vermillion, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”), the Company filed a voluntary petition for reorganization relief (the “Chapter 11 Case”) under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The Company continues to operate its business and manage its properties as debtors-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court.
     During the period leading up to the Company’s voluntary petition for relief under Chapter 11 of the Bankruptcy Code, the Company’s management team was focused on preparing documentation for the Chapter 11 Case, conserving cash resources and developing its reorganization plan for discussion with its creditors. The Company’s available management and financial resources have been particularly strained in the period prior to the commencement of the Chapter 11 Case because the Company’s management and its external advisers have devoted considerable attention to the Company’s reorganization efforts. The documentation and reorganization plan required for the Chapter 11 Case occurred at a time during which the Company would normally be preparing the Form 10-K. As a result of the increased burdens placed upon the Company’s financial, accounting and administrative staff, the Company has not yet been able to close its books and records and to prepare the financial statements for the year 2008 that are required to be included in the Form 10-K.
     Consequently, the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”) could not be filed within the prescribed period because of the burdens associated with the Chapter 11 Case. In addition, filing for protection under Chapter 11 and the uncertainties related to the bankruptcy process, raise substantial doubt about the Company’s ability to continue as a going concern. The Company is also preparing for the Bankruptcy Court, pursuant to the Bankruptcy Code, monthly operating reports that will be filed as a matter of public record and will include financial disclosures.
     Such inability to file the Form 10-K could not have been eliminated by the Company without unreasonable effort or expense. It is not clear when the Company’s audited financials will be available and as a result the Company may not be in a position to file the Form 10-K by the fifteenth calendar day following the required filing date, March 31, 2009, as prescribed in Rule 12b-25, and further cannot make any assurances as to when it will complete and file the Form 10-K.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Taya Zhou	(510)	659-8672
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Vermillion, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2009	By	/s/ Gail S. Page